News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 12, 2026

Seabridge Gold Files Third Quarter 2026 Report to Shareholders,

Financial Statements and MD&A

Toronto, Canada - Seabridge Gold Inc. (TSX:SEA, NYSE:SA) announced today, that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three and nine months ended September 30, 2026 on SEDAR+. These documents are also available on the Company website at https://www.seabridgegold.com/investors/financial-reports.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair and C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com